Exhibit 1.02
VIS.ALIGN, INC.
TABLE OF CONTENTS

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2006 AND THE YEAR ENDED DECEMBER 31, 2005:

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Stockholders’ Deficit	4

Statements of Cash Flows	5

Notes to Financial Statements	6–20

INDEPENDENT AUDITORS’ REPORT
To the Board of Directors of
Vis.align, Inc.
King of Prussia, PA
We have audited the accompanying balance sheets of Vis.align, Inc. (the “Company”) as of November 30, 2006 and December 31, 2005, and the related statements of operations, changes in stockholders’ deficit, and cash flows for the eleven months ended November 30, 2006 and the year ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of November 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for the eleven months ended November 30, 2006 and year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.
As described in Note 17 to the financial statements, the Company merged with China.com Corporation on December 1, 2006.
/s/ Deloitte & Touche, LLP
June 15, 2007
Philadelphia, Pennsylvania

1

VIS.ALIGN, INC.
BALANCE SHEETS
AS OF NOVEMBER 30, 2006 AND DECEMBER 31, 2005
(In thousands, except share and par share amounts)

	2006	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6	$1
Accounts receivable, net of allowance for doubtful accounts of $468 and $159 in 2006 and 2005, respectively	1,936	2,694
Related party receivable, net of allowance for doubtful accounts of $0 and $195 in 2006 and 2005, respectively		37
Unbilled accounts receivable	164	—
Prepaid expenses	151	153

Total current assets	2,257	2,885

PROPERTY AND EQUIPMENT—Net	259	610

AMOUNTS DUE FROM RELATED PARTIES	5	414

PREPAID EXPENSES—Long term		40

TOTAL ASSETS	$2,521	$3,949

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Line of credit	$1,314	$1,559
Accounts payable and accrued expenses	5,996	3,700
Deferred revenue	162	566
Current portion of long-term debt	43	41
Current portion of capital lease obligations	101	119
Related party debt	1,725	250

Total current liabilities	9,341	6,235

LONG-TERM DEBT—Less current portion	199	219

CAPITAL LEASE OBLIGATIONS—Less current portion	35	125

Total liabilities	9,575	6,579

REDEEMABLE PREFERRED STOCK:
Series A-1 6% convertible preferred stock, $0.01 par, 2,100,000 authorized shares, 2,002,604 issued and outstanding, and has a liquidity preference of $2,346 and $2,236 as of November 30, 2006 and December 31, 2005, respectively	2,000	2,000
Series A-2 convertible preferred stock, $0.01 par, 6,300,000 authorized shares, 6,250,308 issued and outstanding, and has a liquidity preference of $6,250 as of November 30, 2006 and December 31, 2005	6,250	6,250
Series A-3 convertible preferred stock, $0.01 par, 2,600,000 authorized shares, 2,533,546 issued and outstanding, and has a liquidity preference of $2,534 as of November 30, 2006 and December 31, 2005	2,534	2,534

Total redeemable preferred stock	10,784	10,784

REDEEMABLE PUT OPTION ON COMMON STOCK	156	167

STOCKHOLDERS’ DEFICIT:
Common stock, $0.01 par, 20,000,000 authorized shares, 1,554,522 and 1,554,522 issued and outstanding at November 30, 2006 and December 31, 2005, respectively	16	16
Additional paid-in capital	25,033	24,685
Treasury shares outstanding-422 shares and 356 shares outstanding as of November 30, 2006 and December 31, 2005 respectively	(71)	(60)
Accumulated deficit	(42,972)	(38,222)

Total stockholders’ deficit	(17,994)	(13,581)

TOTAL LIABILITIES & STOCKHOLDERS’ DEFICIT	$2,521	$3,949

See notes to financial statements.

VIS.ALIGN, INC.

STATEMENTS OF OPERATIONS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2006 AND
YEAR ENDED DECEMBER 31, 2005
(In thousands)

	Eleven
	Months Ended	Year Ended
	November 30,	December 31,
	2006	2005
SERVICE REVENUE	$15,844	$20,979

OUT-OF-POCKET REIMBURSEMENTS	409	875

Total revenue	16,253	21,854

COST OF SERVICE REVENUES	11,615	16,268

OUT-OF-POCKET REIMBURSABLE EXPENSES	419	875

Total cost of revenues	12,034	17,143

GROSS PROFIT	4,219	4,711

OPERATING EXPENSES:
Research and development	232	24
General and administrative	4,566	3,820
Sales and marketing	1,678	2,654
Forgiveness of amounts due from related party receivable	609
Loss on disposal of equipment
Depreciation	232	324

Total operating expenses	7,317	6,822

LOSS FROM OPERATIONS	(3,098)	(2,111)

OTHER INCOME (EXPENSE):
Interest income	15	5
Miscellaneous income	(5)	38
Interest expense	(1,649)	(322)
Other income	97	43

Total other expense	(1,542)	(236)

NET LOSS	$(4,640)	$(2,347)

See notes to financial statements.

VIS.ALIGN, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2006 AND
YEAR ENDED DECEMBER 31, 2005
(In thousands, except share amounts)

			Additional
	Common Stock		Paid-in	Treasury Stock		Accumulated
	Shares	Amount	Capital	Shares	Amount	Deficit	Total
BALANCE — January 1, 2005	798,995	$8	$24,514	(71)	$(23)	$(35,755)	$(11,256)

Asset acquisition	672,917	7	45				52

Options exercised by a former employee	100

Common shares purchased from former employees			37	(114)	(37)

Restricted shares issued to an employee	82,510	1	(1)

Vested restricted shares			53				53

Exercised put option on common stock			37				37

Dividends on preferred stock						(120)	(120)

Net loss						(2,347)	(2,347)

BALANCE — December 31, 2005	1,554,522	16	24,685	(185)	(60)	(38,222)	(13,581)

Common shares purchased from a former employee			11	(33)	(11)

Vested restricted shares			53				53

Exercised put option on common stock			11				11

Intrinsic value of preferred stock warrants			273				273

Dividends on preferred stock						(110)	(110)

Net loss						(4,640)	(4,640)

BALANCE — November 30, 2006	1,554,522	$16	$25,033	$(218)	$(71)	$(42,972)	$(17,994)

See notes to financial statements.

VIS.ALIGN, INC.
STATEMENTS OF CASH FLOWS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2006 AND
YEAR ENDED DECEMBER 31, 2005
(In thousands)

	Eleven
	Months Ended	Year Ended
	November 30,	December 31,
	2006	2005
CASH FLOWS FROM
OPERATING ACTIVITIES:	$(4,640)	$(2,347)

Net loss

Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	461	479
Forgiveness of related party debt	409
Non cash expenses	286	38
Restricted stock expense	53	53
Allowance for doubtful accounts	114	311
Changes in assets and liabilities:
Accounts receivable and related party receivable	681	733
Unbilled accounts receivable	(164)	10
Prepaid expenses	43	(35)
Accounts payable and accrued expenses	2,183	579
Deferred revenue	(404)	364

Net cash (used in) provided by operating activities	(978)	185

CASH FLOWS FROM INVESTING ACTIVITIES —
Cash paid for property and equipment	(110)	(304)

Net cash used in investing activities	(110)	(304)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net payment on line of credit	(245)	(201)
Proceeds from issuance of debt	17	39
Proceeds from related party debt	1,475	250
Payments on debt	(35)
Payments on capital lease obligations	(108)	(76)
Repurchase of common stock	(11)	(37)

Net cash provided by financing activities	1,093	(25)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5	(144)

CASH AND CASH EQUIVALENTS — Beginning of period	1	145

CASH AND CASH EQUIVALENTS — End of period	$6	$1

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for interest	$255	$287
Non cash investing and financing transactions:
Prepaid expenses and property and equipment acquired by common stock		52
Property and equipment acquired under capital lease obligations		242
Accrued dividends on Series A-1 Preferred Shares	110	120
See notes to financial statements.

VIS.ALIGN, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 2006 AND
YEAR ENDED DECEMBER 31, 2005
(In thousands, except share and per share amounts)
1.	NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Vis.align, Inc. (the “Company”) is presented to assist in understanding the Company’s financial statements. The financial statements and notes are representations of the Company’s management who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

The Company, formerly Vis.align, LLC, was incorporated in Delaware on September 29, 2003. The Company is an end-to-end IT solution provider enabling organizations to extend their enterprise through collaboration and mobility. The Company’s complete solution includes ERP, collaborative supply chain and mobility solutions wrapped with a proven organizational effectiveness methodology.

Prior to September 29, 2003, the Company was a Limited Liability Corporation (“LLC”), and its members had limited personal liability for the obligations or debts of the Company. Vis.align, LLC was formed in 1999. Effective September 29, 2003, the Company was reorganized from an LLC into a corporation. (See Note 2).

Basis of Presentation — The financial statements of the Company have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. Accordingly, the financial statements do not include any adjustments to recorded asset values that might be necessary should the Company be unable to continue in existence. The Company has incurred losses of approximately $4,640 and $2,347 during the 11 months ended November 30, 2006 and the year ended December 31, 2005, respectively. In addition, the Company has an excess of current liabilities over current assets of $7,083 and $3,350 and a stockholders’ deficit of $17,994 and $13,581 as of November 30, 2006 and December 31, 2005, respectively.

On December 1, 2006, the Company entered into a merger agreement with China.com Corporation and CDC Mergerco Corporation. (See Note 17). CDC Software Corporation (parent of China.com Corporation) has given the Company a support letter indicating continued investment in the Company, as needed, until May 2008. Management believes that the continued support by its majority investor will allow for the Company to continue as a going concern.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from those estimates.

Revenue Recognition — The Company generally recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collectability is probable. If an acceptance period is required, revenues are recognized upon the earlier of customer acceptance or the expiration of the acceptance period. The Company’s agreements with its customers do not contain product return rights. If the fee is not fixed or determinable due to the existence of extended payment terms, revenue is recognized periodically as payments become due, provided all other conditions for revenue recognition are met.

The specific literature that the Company follows in connection with its revenue recognition policy includes the Securities and Exchange Commission’s “SEC” Staff Accounting Bulletin “SAB” 104, Revenue Recognition, the American Institute of Certified Public Accountants (AICPA), Statement of Position (“SOP”) 97-2, Software Revenue Recognition, as amended by SOP 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions, Financial Accounting Standards Board “FASB” Emerging Issues Task Force (“EITF”) 00-21, Revenue Arrangements with Multiple Deliverable, and SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.

In addition to these basic criteria, there are specific revenue recognition policies for each major stream of revenue. Revenue from time-and-materials services is recognized as the services are performed. Payments received in advance of services performed are deferred and recorded in revenue as earned when the services are performed. Deferred revenues totaled $200 and $566 at November 30, 2006 and December 31, 2005, respectively.

Cash — The Company maintains cash balances at financial institutions that at times exceed the federally insured amount of $100 per institution and which may at times significantly exceed balance sheet amounts due to outstanding checks. These financial institutions have strong credit ratings, and management believes that credit risk related to these deposits is minimal.

Cash Equivalents — The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Property, Equipment and Depreciation — Property and equipment, which consists primarily of computer equipment and outside development costs for internal use software, are stated at cost. Maintenance and repairs are expensed as incurred. When assets are retired or otherwise disposed of, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets ranging from three to ten years.

Capitalized Software— The Company capitalizes computer software product development costs incurred in developing a product once technological feasibility has been established and until the product is available for general release to customers. The Company evaluates realizability of the capitalized amounts based on expected revenues from the product over the remaining product life. Where future revenue streams are not expected to cover remaining unamortized amounts, the Company either accelerates the amortization or expenses the remaining capitalized amounts. The amortization of such costs is computed as the greater of the amount calculated based on (i) the ratio of current product revenues to projected current and future product revenues or (ii) the straight-line basis over the expected economic life of the product (not to exceed five years). Software costs related to the development of new products incurred prior to establishing technological feasibility or after general release are expensed as incurred.

As of November 30, 2006 and December 31, 2005, capitalized computer software development costs were $0 and $296, respectively, and related accumulated amortization totaled $0 and $155, respectively. In

2006, the capitalize computer software development costs of $229 were written off as management concluded that the Company would not continue to market the software.

The amortization of software development costs, including the amount written off in 2006, is included in cost of revenues and totaled $229 and $155 for the period ended November 30, 2006 and year ended December 31, 2005, respectively.

Recoverability of Long-Lived Assets — The Company follows Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If the carrying amount of an asset or group of assets exceeds its fair value, the asset is written down to fair value.

Fair Value of Financial Instruments — The carrying value of accounts receivable, accounts payable and accrued expenses approximate their fair value because of their short-term nature. The carrying amount of the line of credit, notes payable, promissory notes and capital leases approximate fair value because the interest rate is reflective of rates that the Company would be able to obtain with similar terms and conditions.

Concentration of Credit Risk — Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of accounts receivable. The Company’s customer base is primarily in the United States of America. The Company does not require collateral or other security to support credit sales, but provides an allowance for bad debts based on specifically identified risks. Accounts receivable are considered delinquent when payment is not received within contractual terms and are charged off against the allowance for doubtful accounts when management determines that recovery is unlikely.

Accounting for Stock Based Compensation — The Company accounts for stock based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, which requires expanded disclosures of stock-based compensation arrangements with employees. It allows the Company to continue to measure compensation cost for its stock option plan using the intrinsic value based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, as compared to recognizing compensation costs based on the fair value of the equity instrument awarded. The Company has elected to continue to recognize compensation cost based on the intrinsic value of the equity instrument awarded as promulgated in APB No. 25.

Under APB No. 25, if the exercise price of the Company’s stock options equals or exceeds the market price of the underlying common stock on the grant date, no compensation expense is recognized.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income (loss) in annual financial statements. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for their employee stock-based awards using the fair value method. However, the disclosure provisions are required for all companies with stock-based awards using the fair value method.

The effect of applying SFAS No. 123, as amended by SFAS No. 148, to the Company’s stock-based awards results in a net loss that is not materially different from the reported net loss for the 11 months ended November 30, 2006 and the year ended December 31, 2005. In order to determine fair value, the Company utilized the minimum value method as described in SFAS No. 123.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment, (“SFAS No. 123R”), which requires that compensation costs related to share-based payment transactions be recognized in the Company’s financial statements and effectively, eliminates the intrinsic value method permitted by APB No. 25. SFAS No. 123R is effective for annual periods beginning after December 15, 2005 for any new awards granted, modified, repurchased or cancelled after that date.

The Company has adopted SFAS123R on a prospective basis. There was no material impact on the Company’s financial position, results of operations or cash flows resulting from the adoption of SFAS No. 123R on January 1, 2006.

Income Taxes — The Company accounts for income taxes using an asset and liability approach which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts reportable for income tax purposes. If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. Future changes in such valuation allowance would be included in the provision for deferred income taxes in the period of change.

Prior to September 29, 2003, the members of Vis.align, LLC were treated as a LLC for income tax purposes. In accordance with applicable regulations, taxable income or loss of the Company was required to be reported in the income tax returns of the Company’s members in accordance with the limited liability operating agreement. Accordingly, no provision was made on the Company’s financial statements for income taxes prior to that date.

Recent Accounting Pronouncement — In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 generally requires liability classification for mandatorily redeemable equity instruments. SFAS No. 150, as deferred by FASB Staff Position No.150-3, is effective for private companies for the fiscal periods beginning after December 15, 2004. The adoption of SFAS No. 150 did not impact the Company’s financial statements.

In February, 2006, the FASB issued SFAS No.155, Accounting for Certain Hybrid Financial Instruments —an Amendment of FASB Statements No. 133 and 140 (“SFAS No. 155”). SFAS No. 155 allows financial instruments that contain an embedded derivative and that otherwise would require bifurcation to be accounted for as a whole on a fair value basis, at the holder’s election. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No.133 and SFAS No.140. This statement is effective for all financial instruments acquired or issued in fiscal years beginning after September 15, 2006. We do not expect the adoption of SFAS No. 155 to have a material impact on the Company’s financial statements.

In March 2006, the FASB issued statement number 156, Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140. This Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The effective date of this Statement is the date an entity adopts the requirements of this Statement after September 15, 2006. We do not expect the adoption of SFAS No. 156 to have a material impact on the Company’s financial statements.

In July 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes —an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the recognition threshold and measurement of a tax position taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. We do not expect FIN 48 to have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No.157”). SFAS No.157 defines fair value, establishing a framework for measuring fair value and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material impact on the Company’s financial statements.

In February 2007, the FASB issued statement number 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We do not expect the adoption of SFAS No. 159 to have a material impact on the Company’s financial statements.

2.	RECAPITALIZATION

On September 29, 2003 (the “Merger Date”), Vis.align, LLC (the “LLC”) entered into an agreement and plan of merger to recapitalize the Company with and into Vis.align, Inc (the “Merger”). Pursuant to the recapitalization, all Class A Members’ shares were converted to common shares of Vis.align, Inc. and all Class B Members’ shares were surrendered to the Company prior to the Merger. Shares held in treasury at the Merger Date were retired. Member share options and warrants were carried over from the LLC to Vis.align, Inc. Options were carried over on a one-for-one basis at their historical exercise price. Warrants were subject to anti-dilution adjustments as per their specific agreements.

On the Merger Date, $31,207 of Series A, Series B and Series C convertible debentures, and accrued interest of $9,428 thereon, converted into preferred stock in conjunction with the recapitalization of the Company as follows:

Series A-2 Preferred Stock	6,250,308 shares

Series A-3 Preferred Stock	2,533,546 shares

Immediately following the Merger, the Company entered into a Stock Purchase Agreement with its investors whereby the investors committed to contribute up to a maximum of $2,000 in capital for shares of Series A-1 Preferred Stock at a price of $0.9987 per share, for a maximum investment of 2,002,603 shares. The $2,000 commitment included the conversion of a May 21, 2003 promissory note for $350 to Series A-1 Preferred Stock. On this date, the Company sold $750 of Series A-1 Preferred Stock and converted the $350 promissory note in return for 1,101,432 shares of Series A-1 Preferred Stock, leaving 998,568 shares of Series A-1 available for future sales. The Company incurred offering costs of approximately $84 related to this capital raise, which was netted against proceeds received.

In March 2004, the Company sold 500,651 shares of Series A-1 Preferred Stock at a price of $0.9987 per share for $500 in total, under the existing commitment with their investors. In July 2004, the Company sold an additional 400,521 shares of Series A-1 Preferred Stock for $0.9987 per share for $400 in total, under the existing commitment with their investors. See Note 8 for a description of the Company’s equity structure.

3.	RESTRUCTURING

Restructuring charges are included in general and administrative expenses and amount to $467 and $307 for the 11 month period ended November 30, 2006 and the year ended December 31, 2005, respectively. Restructuring charges consist of cash severances and benefits and other outplacement costs incurred during the year. Restructuring cash payments made by the Company amount to $344and $302 for the 11 month period ended November 30, 2006 and the year ended December 31, 2005, respectively. The Company recorded a liability of $238 and $115 for the periods ended November 30, 2006 and December 31, 2005, respectively.

4.	PREPAID EXPENSES

Prepaid expenses consisted of the following:

	November 30,	December 31,
	2006	2005
Deposits	$52	$99
Insurance	46	38
Support agreements	14	46
Other	39	10

Total prepaid expenses	$151	$193

5.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	November 30,	December 31,
	2006	2005
Data processing equipment	$341	$321
Furniture and fixtures	43	42
Leasehold improvements	16	14
Office equipment	69	69
Purchased ERP software	510	510
Purchased software	14	14
Capitalized software		296

	993	1,266
Less: accumulated depreciation	(734)	(656)

Total property and equipment — net	$259	$610

Depreciation and amortization expense was $461 and $479 for the 11 months ended November 30, 2006 and for the year ended December 31, 2005, respectively.

6.	ACCRUED EXPENSES

Accrued expenses are recorded as a component of accounts payable and accrued expenses in the balance sheets and consisted of the following:

	November 30,	December 31,
	2006	2005
Accrued payroll and related costs	$606	$603
Insurance reserves		267
Contractors	285	263
Accrued severance	237	115
Accrued litigation Costs	415	426
Accrued interest on related party debt	1,175	6
Deposit	200	200
Accrued dividends on preferred stock	346	236
Other	56	327

Total accrued expenses	$3,320	$2,443

7.	REDEEMABLE PREFERRED STOCK

The Company is authorized to issue up to 11,000,000 shares of Preferred Stock with a par value of $0.01 per share. Of the total authorized shares, a total of 2,100,000 shares, 6,300,000 shares and 2,600,000 shares are designated as Series A-1, Series A-2 and Series A-3 Convertible Preferred Shares, respectively.

On September 29, 2003, as part of the recapitalization, the Company issued 6,250,308 shares of Series A-2 Preferred Stock and 2,533,546 shares of Series A-3 Preferred Stock in exchange for subordinated convertible debentures and accrued interest thereon. Immediately following the merger of Vis.align, LLC into Vis.align, Inc., the Company issued 1,101,432 shares of Series A-1 Preferred Stock at a per share price of $0.9987. Total consideration for the Series A-1 Preferred Stock was $1.1 million, less cost of approximately $84. The consideration was in the form of the conversion of a $350 promissory note and $750 of additional investment.

The Series A-1 Preferred Shares accrue dividends at a rate of 6% per annum of the Series A-1 purchase price. Such dividends are non-cumulative. The Series A-2 and A-3 Preferred shareholders are entitled to receive dividends, when and if declared by the Board, on parity and pro-rata with the holders of common stock had each share of Series A-2 or A-3 Preferred Stock been converted into shares of common stock. Each outstanding share of Series A-1, A-2 or A-3 Preferred Stock is entitled to a number of votes equal to the greatest number of whole shares of common stock into which such shares are convertible as of the record date of the applicable vote.

Each outstanding share of Series A-1, A-2 and A-3 Preferred Stock is convertible, at any time, into shares of common stock in accordance with a ratio that is determined by dividing the original preferred Stock issuance price by the conversion ratio, as defined in the Certificate of Incorporation, adjusted for stock splits and dividends. The Series A-1, A-2 and A-3 shares automatically convert into common stock upon the sale of the Company’s common stock in an underwritten public offering of not less than $20 million and if the price to the public is at least $6.94 per share, as appropriately adjusted for stock dividends, splits, combinations and similar transactions.

At any time after the third anniversary of the issuance date, the holders of Series A-1, Series A-2 and Series A-3, are entitled to receive, upon written notice to the Company, an amount per share equal to the sum of the per share issuance price for each outstanding share as adjusted for stock splits, stock dividends, recapitalizations plus any and all declared but unpaid dividends on such shares.

At November 30, 2006, the liquidation preferences were $2,346 (including dividends), $6,250 and $2,533 for the Series A-1, A-2 and A-3, respectively. Accrued dividends of $346 and $236 are included in accrued expenses as of November 30, 2006 and December 31, 2005.

8.	SHARE BASED COMPENSATION

Stock Options

The Company has a stock option plan originally approved when the Company was operating as an LLC (the “LLC Plan”) which was carried over upon the recapitalization of the Company on September 29, 2003. Outstanding options expire after ten years. All stock options issued were exercisable into 1/100 of a share of the Company’s Class A membership shares. The Company has authorized 10,880 Class A membership shares to be issued under the plan. As noted in Note 3, options outstanding under the LLC Plan were transferred to the Company on a one-for-one basis at their existing exercise prices (the “1999 Option Plan”).

The stock options may be granted at no less than the fair market value of the shares at the grant date. The fair market value of the Company’s membership shares is determined by the Board of Directors based on Company-specific objective evidence.

On February 6, 2004, the Board of Directors adopted, and a majority of the holders of the outstanding capital stock of the Company approved, the adoption of the 2004 Equity Compensation Plan (the “2004 Option Plan”). The vesting period of the options is determined by the Board of Directors, generally four years. Outstanding options expire no later than ten years. The 2004 Option Plan allows for the granting of incentive or nonqualified stock options and restricted stock up to a maximum of 1,782,637 (authorized) common shares including those options currently outstanding from the 1999 Option Plan.

The following table summarizes the option activity for the 11 month period ended November 30, 2006 and the year ended December 31, 2005 respectively.

	1999 Option Plan		2004 Option Plan
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Shares	Per Share	Shares	Per Share
OUTSTANDING — January 1, 2005	1,777	$1,000	953,712	$1.00

Granted			252,000	1.35
Exercised			(100)	1.00
Canceled	(142)	(1,000)	(141,769)	1.14

OUTSTANDING — December 31, 2005	1,635	1,000	1,063,843	1.06

Granted
Exercised
Canceled			(264,325)	1.00

OUTSTANDING — November 30, 2006	1,635	$1,000	799,518	$1.08

EXERCISABLE — November 30, 2006	1,635	$1,000	621,768	$1.03

Warrants

To assist the raising of funding for its operations, Vis.align, Inc. granted warrants to shareholders of the Company and Silicon Valley Bank. These warrants entitled the holders to buy shares of Vis.align common and preferred stock at specified prices. On November 30, 2006 and December 31, 2005, 11,542 warrants for the Company’s common stock were outstanding and have a strike price of $110.97. Also outstanding at November 30, 2006 were 333,224 warrants for the Company’s redeemable preferred stock with a strike price of $0.25 per share. All warrants expire 10 years from the grant date. The outstanding warrants at November 30, 2006 and December 31, 2005 permitted a net-share settlement at either the holder’s or Company’s option. The fair value of the warrants at the time of grant was determined to be $273.

9.	STOCKHOLDERS’ DEFICIT

Common Stock — The Company is authorized to issue up to 20,000,000 shares of common stock with a par value of $0.01. During September 2003, as part of the recapitalization, the Company issued 204,783 shares of common stock in exchange for converted member shares of the LLC. During 2006, 33 shares were repurchased for $11 by the Company, while in 2005, 114 shares were repurchased for $37.

In 2005, 672,917 shares were issued to satisfy the acquisition of the assets of Econium, Inc. (see Note 12).

Restricted Stock — Restricted common stock shares were granted and subject to forfeiture until the expiration of a specified period of service commencing on the date of grant. Compensation expense resulting from the awards is charged to income ratably from the date of grant until the date the restrictions lapse and is based on fair value at the date of grant.

In 2004, the Company granted 594,212 restricted common shares to the Company’s chief executive officer. A further grant of 82,510 restricted shares was made in 2005, making a total of 676,722 restricted shares, of which, 416,751 and 635,440 shares vested as at November 30, 2006 and December 31, 2005 respectively. During the period ended November 30, 2006 and the year ended December 31, 2005, $18 and $18, respectively, was charged to income related to restricted stock units.

10.	LINE OF CREDIT

On November 20, 2001, the Company entered into a line of credit with Silicon Valley Bank (“SVB”). The total amount available under the line of credit as of November 30, 2006 and December 31, 2005, was $2,187 and $6,000, respectively. Borrowings may not exceed 80% of eligible accounts receivables. The line of credit expires on January 15, 2007. As of November 30, 2006 and December 31, 2005, the outstanding balance was $1,314 and $1,559 respectively. The average interest rate was 12% and 10% as of November 30, 2006 and December 31, 2005, respectively.

Outstanding borrowings bear interest at the prime rate plus 1.5% as of December 31, 2005 plus a collateral handling fee of 0.25% per month of the average daily account balance outstanding during the period. This rate was amended on March 3, 2006 to prime rate plus 2.0% or 2.25% (if placeholder invoices are borrowed against), of the average gross daily financed account balance plus a collateral handling fee of 0.375% per month of the average daily account balance outstanding during the period. In the eleven month period ended November 30, 2006 and the year ended December 31, 2005, the Company paid fees to SVB in the amount of $213 and $251, respectively, and is recorded under interest expense in the statements of operations.

The line of credit is collateralized by substantially all of the Company’s assets. In addition, accounts receivable balances of $1,247 and $1,549 have been pledged to SVB as of November 30, 2006 and December 31, 2005, respectively. The pledged accounts receivable balance approximates fair value because of their short nature.

The line of credit contains restrictive covenants, the most restrictive of which is the maintenance of $1 earnings before interest, taxes, depreciation, and amortization. As of November 30, 2006, the Company was not in compliance. Subsequent to November 30, 2006, the Company has paid off the outstanding line of credit and terminated the agreement. (See Note 17).

As part of the line of credit facility, the Company granted the financial institution warrants, in fiscal 2001, to purchase 350 Class A Member Shares. The warrants are exercisable through November 2008. The estimated fair value of approximately $19 was allocated to membership interests, and the resulting debt discount was amortized to interest expense over the one-year term of the credit facility. The warrants were subject to an anti-dilution provision if the Company issued additional shares of stock and if the per share price of the additional shares were issued at a price lower than the warrant price. As a result of this provision, the 350 warrants converted to 1,115 warrants in Vis.align, Inc., all of which are outstanding as of December 31, 2005. The exercise price of these warrants is $268 at November 30, 2006 and December 31, 2005.

11.	LONG-TERM DEBT

Long-term debt is summarized as follows:

	November 30,	December 31,
	2006	2005
Note payable in monthly installments of $2, including interest at a rate of 8.5%, uncollateralized and due June 30, 2022	$209	$214
Promissory note at an interest rate of 0.58%, uncollateralized and due on May 31, 2007	16	36
Promissory note at an interest rate of 8.5%, uncollateralized and due on January 1, 2007	17
Promissory note at an interest rate of 8.0%, uncollateralized and due on January 1, 2006		10

	242	260
Less: current portion	43	41

Total long-term debt	$199	$219

As of November 30, 2006, maturities of long-term debt outstanding were as follows:

Maturities
1 month ending December 31, 2006	$11
12 months ending December 31, 2007	32
12 months ending December 31, 2008	12
12 months ending December 31, 2009	12
12 months ending December 31, 2010	13
12 months ending December 31, 2011	15
Thereafter	147

Total	$242

In July 1992, the Company entered into a 30 year 8.5% note payable with a principal sum of $300. Interest expense was $15 and $19 for the 11 months ended November 30, 2006 and the year ended December 31, 2005, respectively.

During 2006 the Company entered into a 9 month 8% note to finance business insurance. During 2005 the Company entered into two promissory note agreements including a 2 year note at .58% interest to finance software maintenance and a 9 month 8.5% note to finance business insurance. Interest expense was $3 for the 11 months ended November 30, 2006 and the year ended December 31, 2005, respectively.

12.	RELATED-PARTY TRANSACTIONS

Related-Party Debt — During 2005, the Company entered into a promissory note agreement with Selway Partners, LLC. During 2006 the company entered into various promissory note agreements with SCP Private Equity Partners. Interest and origination fees are $911 and $6 for the 11 months ended November 30, 2006 and the year ended December 31, 2005, respectively.

Short-term related party debt is summarized as follows:

	November 30,	December 31,
	2006	2005
Promissory note with Selway Partners, LLC at an interest rate of 3.35%, uncollateralized and due on April 15, 2006	$250	$250
Promissory note with SCP Private Equity Partners at an interest rate of 10%, uncollateralized and due on demand	1,475

Total short-term debt	$1,725	$250

Other — Amounts due from related parties were $5 and $614 as of November 30, 2006 and December 31, 2005 respectively. These amounts primarily include principal of $450 and accrued interest on loans made to the chief executive officer and the chief financial officer in June 2000 and December 2000, respectively. These amounts are reflected as amounts due from related parties on the balance sheet. As of November 30, 2006, the Company forgave employee loans outstanding of $609.

During August 2003, the Company began doing business with a customer that is owned by the spouse of the former chief executive officer of the Company. An agreement was made to provide services to this company at the normal Company rates. Although services were provided in varying levels to this company, an agreement was made to invoice this company $30 per month with the Company also agreeing to pay $30 per month. The Company provided $35 and $123 of services to this company during the 11 months ended November 30, 2006 and the year ended December 31, 2005 respectively. The billed accounts receivable for this company was $0 and $232 as of November 2006 and December 31, 2005, respectively, while the unbilled accounts receivable was $0 at November 30, 2006 and December 31, 2005, respectively. These amounts are reflected in accounts receivable and unbilled receivable, respectively.

On February 10, 2005, the Company acquired certain assets of Econium, Inc., a leading provider of business solutions, from Selway Partners LLC. Selway Partners LLC is a venture backed company owned entirely by SCP Private Equity Partners, the primary investor in this Company. Since this transaction was between related parties, the purchased assets were accounted at the carrying amounts of the transferring entity at the date of the transaction. The Company charged the excess of purchase price over the carrying amounts of the assets acquired against additional paid-in capital. The total cost of the acquisition was $51 which was paid in 672,917 shares of common stock.

For most of 2005, the Company leased office space under an operating lease with a company related through common ownership. Rent expense for this space was $279 for the year ended December 31, 2005. On October 16, 2005, the Company moved from this space, without any penalty of early withdrawal, to its new corporate headquarters in King of Prussia, PA, where it currently subleases about 20,000 square feet of space from a tenant that had two-years left on an original lease.

13.	EMPLOYEE BENEFIT PLAN

The Company maintains a retirement plan for eligible employees under the Internal Revenue Code Section 401(k) (the “Plan”). Participants may defer a portion of their annual compensation on a pretax basis, subject to maximum limits on contributions prescribed by law. Effective January 1, 2002, the Company amended the Plan to provide only discretionary matching contributions. Contributions of $0 and $14 were made by the Company to the Plan for the period ended November 30, 2006 and the year ended December 31, 2005, respectively.

14.	COMMITMENTS AND CONTINGENCIES

Commitments — On October 16, 2005, the Company moved to its new corporate headquarters in King of Prussia, PA, where it currently subleases about 20,000 square feet of space from a tenant that had two-years left on an original lease. The term of the sublease terminates on October 31, 2007. Rent expense for the King of Prussia facility was $257 and $58 for the 11 months ended November 30, 2006 and the year ended December 31, 2005, respectively. The provisions of the lease specify escalating rental payments over the term of the lease. The Company has recorded rent expense and the associated liability on a straight line basis in accordance with SFAS No 13 “Accounting for Leases”.

The Company is the lessee of approximately $304 of computer equipment and furniture under capital leases expiring in 2008. The equipment is recorded at the present value of future minimum lease payments and is amortized over its useful life. Amortization of the assets under capital lease agreements is approximately $100 and $52 for the 11 month period ended November 30, 2006 and the year ended December 31, 2005, respectively and is included in depreciation expense.

Minimum future rental payments under capital and non-cancelable operating leases with initial or remaining terms in excess of one year as of November 30, 2006 are as follows:

	Capital	Operating
	Leases	Leases
For the one month ending December 31, 2006	$12	$23
For the year ending December 31, 2007	101	234
For the year ending December 31, 2008	33

Total minimum lease payments	146	$257

Less: amount representing interest	(10)

Present value of net minimum lease payments	136
Less: current obligations under capital leases	101

Obligations under capital leases, less current portion	$35

Contingencies — In accordance with SFAS No. 5, “Accounting for Contingencies,” (“SFAS 5”) the Company records a provision for lawsuits and claims when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Any accruals are reviewed at least quarterly and are adjusted to reflect the impact and status of settlements, rulings, advice of counsel and other information pertinent to a particular matter. As of November 30, 2006 and December 31, 2005, the Company recorded an accrual of $415 and $426, respectively, related to the appeal of a previous judgment plus legal fees for a wrongful termination suit.

On June 15, 2000, the Company acquired Lyons Incorporated and certain assets of Douglas A. Tibbetts. The fair value of the assets acquired was put at $627, and was satisfied by the payment of $327 in cash and the issuance of 85,714 membership shares valued at $300 at a per share agreed value of $3.50. In 2003, the Company’s share capital structure was amended and the membership shares were converted to 628.54 shares of common stock. Mr. Tibbetts was granted the put right to sell his shares back to the Company at the agreed per share value for specifically identified purposes. There were 480.95 and 513.94 outstanding shares valued at $155 and $167 for the eleven months ended November 30, 2006 and the year ended December 31, 2005, respectively.

15.	INCOME TAXES

A reconciliation of Income Tax Expense (Benefit) on Loss before Income Taxes at the federal statutory rate of 34% compared with the Company’s actual Income Tax Expense is as follows:

	November 30,	December 31,
	2006	2006
Income tax expense (benefit) at U.S. Statutory	$(1,578)	$(798)
U.S. state and local tax expense (benefit)	(305)	(157)
Change in valuation allowance	1,873	859
Non-deductible items	10	9
Adjustment to deferred taxes		87

Income tax expense	$—	$—

The tax effects of differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of November 30, 2006 and December 31, 2005 were as follows:

	November 30,	December 31,
	2006	2006
Short-term deferred tax assets
Accruals and reserves	$167	$—
Bad debt	188	142
Valuation allowance	(355)	(141)

Net short-term deferred tax assets	$—	$1

Long-term deferred assets
Net operating loss carryforwards	$3,288	$1,680
Goodwill	619	684
Book and tax base differences on assets	76
FAS 123R stock options	21
Contribution	23	23
Valuation allowance	(4,027)	(2,369)

Net long-term deferred tax assets	$—	$18

Long-term deferred tax liabilities
Book and tax base differences on assets	$—	$(19)

Total long-term deferred tax liabilities	$—	$(19)

Net deferred tax asset	$—	$—

The Company has reviewed the net deferred tax assets as of November 30, 2006 and December 31, 2005, respectively, and determined that it is more likely than not that all of the net deferred tax assets will not be realized. The valuation allowance of $4,382 and $2,510 at November 30, 2006 and December 31, 2005, respectively, is maintained on the net deferred tax assets for which the Company has determined that realization is not more likely than not. The amount of the valuation allowance has increased as of November 30, 2006, over December 31, 2005, primarily due to the effect of additional operating losses generated in 2006.

As of November 30, 2006 and December 31, 2005, respectively, the Company had federal net operating loss carry-forwards of approximately $8,087 and $4,128 for income tax purposes which will begin to expire in 2023.

As of November 30, 2006 and December 31, 2005, respectively, the Company had state net operating loss carry-forwards of approximately $8,623 and $4,420, which will expire from 2006 to 2026.

16.	MAJOR CUSTOMERS

Revenues from three customers in the 11 month period ended November 2006 and three customers in 2005 were 45% and 59%, of total revenues, respectively, and accounted for revenues of approximately $7,178 and $12,230 during the period ended November 30, 2006 and the year ended December 31, 2005, respectively. Amounts due from these customers amounted to approximately $1,493 and $1,381 at November 30, 2006 and December 31, 2005, respectively, and are included in accounts receivable. The revenue by customer is as follows:

	Eleven Months
	Ended	Year Ended
	November 30,	December 31,
	2006	2005
Customer A	$—	$4,873
Customer B		4,851
Customer C	3,304	2,506
Customer D	2,163
Customer E	1,711

Major customer revenue	$7,178	$12,230

Total service revenue	$16,253	$21,854

17.	SUBSEQUENT EVENT

On December 1, 2006, Vis.align, Inc. merged with China.com Corporation and became a wholly-owned subsidiary of China.Com Corporation. The purchase price of Vis.Align was for $4,775 plus assumed liabilities of $1,740. As a result of the merger, all of the Company’s third party creditors, including the line of credit, were settled immediately after the merger. In addition, all shares of preferred stock and common stock converted into the right to receive a portion of the purchase price based on liquidation preferences. In addition, the common stock and preferred shares were cancelled. Last, all unexercised outstanding options and warrants were cancelled.
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